

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2016

Ms. Soho Hamdan
President, Chief Executive Officer and Chief Financial Officer
OnePower Systems Ltd.
Ain El-Mraisseh
73 Bliss Street, Qoreitem Bldg, 3rd Floor
Beirut, Lebanon

> **Re: OnePower Systems Ltd.**
> **Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed March 2, 2016**
> **Form 10-Q for the Period Ended May 31, 2016**
> **Filed July 15, 2016**
> **File No. 333-185176**

Dear Ms. Hamdan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2015

Financial Statements, page 11

1. You did not provide an audit report from your independent registered public accounting firm for the year end November 30, 2014. Please amend your filing to provide audit opinions for both years presented in your financial statements. Refer to Rules 2-02 and 8-02 of Regulation S-X.

Item 9A: Controls and Procedures

A. Disclosure Controls and Procedures, page 12

2. In the first paragraph of this section you state that the principal executive officer and principal financial officer evaluated disclosure controls and procedures as of November 30, 2015 and concluded that disclosure controls and procedures were adequate. However, in the second paragraph of this section, you indicate that disclosure controls and procedures were not effective. In your amendment, please revise your disclosure to eliminate this contradiction and only include one conclusion as to whether disclose controls and procedures are effective or not effective. Given the material weaknesses discussed in internal controls over financial reporting, we assume that your disclosure controls and procedures are not effective. Refer to Item 307 of Regulation S-K.

B. Management's Report on Internal Control over Financial Reporting, page 12

3. We note that you used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate internal controls over financial reporting. In your amendment, please revise to indicate whether you used the 1992 COSO framework or the 2013 COSO framework.

Form 10-Q for the Period Ended May 31, 2016

Item 4. Controls and Procedures, page 12

4. You state that your disclosure controls and procedures were effective as of May 31, 2016. Given that your disclosure controls and procedures appear to have been ineffective as of November 31, 2015, please tell us what changed from November 31, 2015 to May 31, 2016 that allowed you to reach a different conclusion about the effectiveness of your disclosure controls and procedures as of May 31, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Soho Hamdan
OnePower Systems Ltd.
August 4, 2016
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products